Exhibit 99.1

News release

TSX, NYSE – HBM

2011 No. 32

HudBay Minerals Announces Sale of Fenix Project

Toronto, Ontario – August 5, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX/NYSE: HBM) announced that it has entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Pursuant to the terms of the agreement, HudBay will receive US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project.

“While we believe that Fenix is a robust project that warrants development, the project does not fit our strategy of focusing on VMS and porphyry deposits,” said David Garofalo, president and chief executive officer. “We believe that the sale proceeds will further strengthen our balance sheet as we develop our Lalor and Constancia projects. We are also pleased to see the project in the hands of an experienced ferro-nickel operator, such as the Solway Group, which is committed to the development of Fenix.”

HudBay expects to record a non-cash charge related to its investment in Fenix of approximately $212.7 million in its consolidated financial results for the three months ended June 30, 2011.

Closing of the transaction is expected to occur in the third quarter of 2011.

HudBay’s financial and legal advisors on the transaction were Morgan Stanley & Co., Incorporated and Goodmans LLP, respectively.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX/NYSE: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities laws, including the anticipated timing of the transaction and the impact on HudBay. Forward-looking information is based on the views, intentions, opinions and estimates of management as of the date such information is provided and is based on a number of assumptions and subject to known and unknown risks, uncertainties and other factors that may cause the actual events or results to be materially different from those expressed or implied by such forward-looking information. The timing and completion of the proposed transaction is subject to customary conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com